NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 06, 2021, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on November 22, 2021 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger agreement between CAI International, Inc. and Cattleya Acquisition Corp., a wholly-owned subsidiary of Mitsubishi HC Capital Inc., became effective on November 22, 2021. Each share of CAI International, Inc. 8.50% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Stock, par value $0.0001 per share, was converted into the right to receive an amount equal to the sum of: (i) the liquidation preference of $25.00 per share; plus (ii) the aggregate amount of all accrued and unpaid dividends as of the Effective Time, in cash, without interest, subject to deductions of any applicable withholding taxes. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on November 23, 2021.